Exhibit 99.4

Please return completed form to: Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Interim Financial Statements	Annual Financial Statements
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Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

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You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

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 Apt.                               Street Number                         Street Name

 City                                                                                                                                                                                                                         Prov.                   Postal Code / Zip Code

W X T Q	5 1 E T N N

                              01VZ4B